FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 2004

Commission File Number: 3337776


                             TV Azteca, S.A. de C.V.
                 (Translation of registrant's name into English)

 Periferico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 Mexico D.F., Mexico
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TV AZTECA, S.A. DE C.V.
                                                --------------------------------
                                                      (Registrant)



Date: January 6, 2004
                                                By: /S/  OTHON FRIAS
                                                   -----------------------------
                                                Name:    Othon Frias
                                                Title:   Attorney-in-fact

                               [TV Azteca's logo]

                                    TV AZTECA

                   UNEFON HOLDINGS CREATED AS LEGAL ENTITY FOR
                     TV AZTECA'S SPLIT-OFF TELECOM INTEREST


FOR IMMEDIATE RELEASE
---------------------

         MEXICO CITY,  DECEMBER 24, 2003--TV  Azteca,  S.A. de C.V. (NYSE:  TZA;
BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today the creation of Unefon Holdings, a controlling company that owns a 46.5% equity stake in Unefon (BMV: UNEFONA) and a 50% stake in Cosmofrecuencias, a wireless broadband Internet access provider, as a legal Mexican entity (Sociedad Anonima) independent from TV Azteca.

         TV Azteca board members were a key element in the separation process. Starting early 2003 TV Azteca's Board unanimously decided against investing additional resources in Unefon. In June, the Board agreed that the settlement between Unefon and Nortel should be the sole responsibility of Unefon, with that company bearing the costs of the process. The Board took this stance because TV Azteca's six-year plan for cash usage is a financial priority for the company.

         As previously announced, the cash plan entails cash distributions to shareholders of over US$500 million and TV Azteca debt reduction of approximately US$250 million by 2008. In October, the Board approved the split off of TV Azteca's investment in Unefon. The decision to separate all telecommunications assets from TV Azteca was finally ratified by TV Azteca shareholders on December 19.

         As a consequence, TV Azteca has returned to a pure play media company, and existing TV Azteca shareholders will decide on their direct investment in the new telecommunications business. TV Azteca shareholders will be given shares of the new company in the same proportion of their TV Azteca ownership once Unefon Holdings is publicly traded, which is expected to occur by the second quarter of 2004.

         For information regarding Unefon Holdings, please contact Hector Romero, investor relations officer of Unefon Holdings at 3099-0060 in Mexico City, hromero@gruposalinas.com.mx.
      ---------------------------

COMPANY PROFILE

         TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               INVESTOR RELATIONS:

             Bruno Rangel                                  Omar Avila
            5255 3099 9167                               5255 3099 0041
       jrangelk@tvazteca.com.mx                      oavila@tvazteca.com.mx


                                MEDIA RELATIONS:

           Tristan Canales                               Daniel McCosh
            5255 3099 5786                               5255 3099 0059
       tcanales@tvazteca.com.mx                     dmccosh@tvazteca.com.mx

                             [Unefon Holdings' Logo]


                                 UNEFON HOLDINGS


               INDEPENDENT LEGAL COUNSEL TO BE SELECTED TO REVIEW
                      REPORTING OF A TRANSACTION OF UNEFON

FOR IMMEDIATE RELEASE
---------------------

         MEXICO CITY, DECEMBER 24, 2003 -- Unefon Holdings, S.A. de C.V., a controlling company recently split off from TV Azteca (NYSE: TZA; BMV: TVAZTCA), owner of a 46.5% equity stake in Unefon (BMV: UNEFONA) and a 50% stake in Cosmofrecuencias, a wireless broadband Internet access provider, announced today that a specialized independent legal counsel is being selected to make recommendations regarding differences in opinion concerning disclosures relating to Unefon, in accordance with the Sarbanes-Oxley Act.

         There is currently a disagreement regarding the facts and law surrounding public filings. Although Mexican law does not require disclosure of the above-mentioned issues, a special committee comprised of the independent board members of the splitting company plans to promptly initiate a detailed review of the issues relating to certain transactions involving Unefon, with the assistance of a special US independent legal counsel. This review process constitutes an "appropriate response" under the Sabanes-Oxley Act.

         The transaction under review does not affect the financial statements of Unefon, as detailed in reported financial results for the third quarter of 2003 and is independent of the operations and the reported results of other Grupo Salinas companies. The company also noted the review process does not affect the split off procedure of Unefon from TV Azteca.


COMPANY PROFILE

         Unefon Holdings, S.A. de C.V. is a controlling company that owns a 46.5% equity stake in Unefon--a Mexican mobile telephony operator focused on the mass market--and a 50% equity stake in Cosmofrecuencias--a wireless broadband Internet access provider.

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected.

                               INVESTOR RELATIONS:

                                  Hector Romero
                                 5255 3099 0060
                           hromero@gruposalinas.com.mx